Exhibit 99.3

ZenaTech Reacts to ‘Unleashing U.S. Military Drone Dominance’ Memo — A Game-Changing Policy Directive for ZenaDrone

Vancouver, British Columbia, (July 11, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a business technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, today reacts to the July 10, 2025 new policy directive from Secretary of Defense Pete Hegseth, ‘Unleashing U.S. Military Drone Dominance.’ ZenaTech confirms that under this policy directive, its entire portfolio of ZenaDrone drones qualify as Group 1–2 expendable assets and are now enabled for direct purchases by field commanders for both training and real-world missions, and they no longer need Green or Blue UAS (Unmanned Aerial System) certification.

The policy directive, which he called drones “the biggest battlefield innovation in a generation,” mandates the rapid acquisition, deployment, and operational use of small, low-cost Group 1 and 2 drones. The directive now treats them as expendable commodities rather than durable assets, which the Company anticipates will streamline bureaucracy, encourage innovation including the use of prototypes and commercial off-the-shelf systems, to ensure the US military can outpace adversaries by rapidly scaling drone capabilities on the battlefield. This memo also marks a paradigm shift, placing battlefield acquisition authority in the hands of frontline commanders, not procurement offices.

“The new policy directive is a game-changer for our company and the entire small drone industry. By removing traditional UAS certification barriers for Group 1 and 2 drones, it empowers us to deliver our cutting-edge and affordable solutions directly to frontline operators, accelerating innovation and battlefield impact like never before’” said ZenaTech CEO Shaun Passley. “This means field commanders can buy our rugged, mission flexible drones directly for training, exercises, real-world missions, or even prototypes. We are now accelerating our manufacturing and defense business development efforts to meet the urgent demand and help the US military maintain its drone dominance.”

Key Implications:

- Rapid Field Acquisition – ZenaDrone bypasses bureaucratic delays, available immediately to frontline units.

- Prototype-Friendly Deployment – Early-stage versions can be purchased and tested in operational contexts.

- Consumable Classification – Group 1 and 2 drones are now treated like expendable commodities rather than durable assets therefore inexpensive, replaceable, and low administrative burden.

- Multi-Mission Utility – Ready for ISR (Inspection, Surveillance and Reconnaissance) missions, counter-drone roles, and more.

Timelines from the Memo:

- By Sept 1: Each service branch to build “experimental formations” tailored to small UAS.

- By end of FY 2026: All squads equipped with low-cost, expendable drones.

- By 2027: Full integration of UAS into major training events across the Department of Defense.

The company’s portfolio of defense drone offerings include:

•The ZenaDrone 1000, a medium-sized VTOL (Vertical Takeoff and Landing) capable of lifting ~40 kg with AI-enabled autonomy, secure communications via its proprietary DroneNet system, and rugged construction. Designed for ISR- inspection, surveillance, and reconnaissance applications, it has undergone paid trials with both the US Air Force and Navy Reserve for critical cargo delivery (e.g., blood).

•The IQ Square, a VTOL drone (starting size 40”×40”) engineered for line-of-sight land surveys, infrastructure inspections, and defense reconnaissance tasks.

•The IQ Nano, a compact indoor drone (starting size 20″×20″), built to operate in GPS-denied environments like warehouses or military infrastructure for inventory management and security applications, it features obstacle avoidance, and AI-driven drone swarms or fleets.

•Drone as a Service (DaaS) offering will be tailored specifically for US defense and government agency use. The DaaS model accelerates government adoption by simplifying procurement and deployment, giving defense customers flexible, scalable, AI-powered drone solutions aligned with evolving mission needs

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a business technology solution provider specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an indoor/outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.